

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Tom Brock
Chief Financial Officer
Energy Fuels Inc.
225 Union Blvd. Suite 600
Lakewood, CO 80228

      Re: Energy Fuels Inc.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed March 15, 2022
          File No. 001-36204

Dear Tom Brock:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: James Guttman - External Counsel